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                            April 5, 2024

       Theodore B. Miller, Jr.
       President
       Boots Capital Management, LLC
       7800 Washington Ave., Suite 700
       Houston, TX 77007

                                                        Re: Boots Capital
Management, LLC
                                                            Crown Castle Inc.
                                                            PREC14A and DFAN14A
Filed March 28, 2024
                                                            Filed By Boots
Parallel 1, LP et al.
                                                            File No. 001-16441

       Dear Theodore B. Miller:

                                                        We have reviewed your
filings and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your proxy statement.

       DFAN14A Filed March 28, 2024

       General Comments

   1. In future filings, please recharacterize and provide support for the following opinion:
                                                           Notably, Boots
Capital believes that Crown Castle   s Board has irreparably breached the
                                                        trust of shareholders
and thrown governance to the wind as evidenced by . . . failing to disclose to
shareholders the Delaware Chancery Court   s mandate to provide the Boots
                                                        Capital team advance
notice of any material decision involving its CEO search or Fiber sale process
(emphasis added).
       PREC14A Filed March 28, 2024

       General Comments, page 1

   2. Please fill in the blanks throughout the Proxy Statement, including the names of the
                                                        Unopposed Company
Nominees. Information that is subject to change may be bracketed.
 Theodore B. Miller, Jr.
FirstName   LastNameTheodore  B. Miller, Jr.
Boots Capital  Management, LLC
Comapany
April       NameBoots Capital Management, LLC
       5, 2024
April 25, 2024 Page 2
Page
FirstName LastName
3.       We note the following statements in the Proxy Statement:

                   For several years, Crown Castle has lagged behind its peers in terms of operational
              metrics and financial performance.    (shareholder letter)
                   The Company   s stock price has performed worse than its
direct peers during the 15-
              year, 10-year, 5-year, 3-year, 2-year and 1-year periods prior to January 1, 2024.
              (page 19)
                   [T]he Company has underperformed its peers over all relevant time periods in the
              last fifteen years.    (page 19)

         Please provide support for these factual assertions in a revised proxy statement. Your revised disclosure should identify the peers referenced and the metrics used to compare the Company's performance with those peers.
4. We note the disclosure on pages 7 and 39 of the Proxy Statement that some of the Boots
         Parties entered into confidentiality agreements with certain "Strategic Parties" who "were engaged either as potential investors in the Boots Funds or identified as potential bidders and financing sources in a transaction involving the fiber assets of the Company . . . ." We
         further note the disclosure on page 19 of the Proxy Statement to the effect that Mr. Miller formed Boots Capital as an investment vehicle to acquire interests in the Company's
         Common Stock. In your response letter, please explain why the Strategic Parties are not participants in this solicitation based on the definition set forth in Instruction 3(a) to Items
         4 and 5 of Schedule 14A.
5. To avoid stockholder confusion, please consider reordering the proposals in the Proxy
         Statement and on the preliminary proxy card to mirror the way they are presented in the
         Company   s proxy statement.
6. On the preliminary proxy card and on page 32 of the Proxy Statement, you indicate how a
         properly executed GOLD proxy card will be voted    in the absence of
specific
         instructions.    Please revise to clarify whether you are describing
an entirely unmarked,
         but signed GOLD proxy card, or one that is signed and marked as to other matters but not marked as to the particular proposal addressed.
7. On the preliminary proxy card, we note that the Bylaw Proposal and the Auditor Proposal are bolded and preceded by "Proposal 2" and "Proposal 3," respectively, whereas the
         Nomination Proposal (Proposal 1) and the Compensation Proposal (Proposal 4) are not.
         Please revise the preliminary proxy card to present the Proposals consistently.
Background of the Solicitation, page 7

8. On page 11 of the Proxy Statement, you discuss the presentation of the Boots Strategic
         Plan to the Board on January 30, 2024. If true, please disclose that the presented Boots
         Strategic Plan included the reimbursement of expenses incurred by the Boots Parties in connection with the plan.
 Theodore B. Miller, Jr.
FirstName   LastNameTheodore  B. Miller, Jr.
Boots Capital  Management, LLC
Comapany
April       NameBoots Capital Management, LLC
       5, 2024
April 35, 2024 Page 3
Page
FirstName LastName
9.       On page 13 of the Proxy Statement, you define the    Motion to
Expedite    and the    Status
         Quo Motion.    Please further expand these definitions and related
disclosure to explain the
         purpose of these motions. For example, your revised disclosure should include why Mr.
         Miller and Boots Capital argued that their claims should be litigated on an expedited basis
         and what    status quo    they sought to maintain while the claims are
litigated.
10. On page 15 of the Proxy Statement, you describe a hearing on March 8, 2024 before Vice
         Chancellor Laster regarding the First Motion to Vacate Expedition and the Status Quo
         Motion. Following the hearing, you state that the Motion to Expedite was granted with respect to the Recommendation Provision and the Unocal claims. Please revise this description to indicate the outcome of the Status Quo Motion.
11. See comment 1 above. At the hearing on March 8, 2024, you state that "Vice Chancellor
         Laster instructed the Company to give Mr. Miller and Boots sufficient advance notice to
         seek the court   s intervention should it hire a new CEO or sell the
Fiber unit." Please revise
         to recharacterize and provide support for this opinion.
Interests in the Solicitation, page 24

12.      On page 25 of the Proxy Statement, under the heading    Arrangements
among the
         Participants,    you mention management fees received by 4M Management
Partners and
         4M Investments under the IMA and Staff and Services Agreement, respectively. Please revise the description of the IMA and Staff and Services Agreement to further describe the management fees specified by each of these agreements, quantifying those fees and the percentages used to calculate the fees to the extent practicable. Proposal Two - Bylaw Proposal, page 29

13.      On page 29 of the Proxy Statement, there appears to be a typo which may cause
         stockholder confusion:    The Stockholders are being asked to adopt
the Bylaw Proposal,
         which would repeal any provision of, or amendment to, the Bylaws that the Board without the approval of the Stockholders has subsequent December 19, 2023, which is the date of the most recent publicly available amendment to the Bylaws, and up to and including the
         date of the 2024 Annual Meeting    (emphasis added). Please revise.
Voting and Proxy Procedures, page 32

14. On page 33 of the Proxy Statement, under the heading 'Quorum; Abstentions and Broker
         Non-Votes; No Discretionary Voting,' please revise to disclose the effect of broker non-
         votes as to each matter being voted upon at the Annual Meeting. See
Item 21(b) of
         Schedule 14A.
15. At the bottom of page 34 of the Proxy Statement, you indicate that record holders of the
         Common Stock can vote their shares by completing the GOLD proxy card
or    by
         instructing us by telephone or via the Internet as to how you would like your shares of
         Common Stock voted (instructions are on your GOLD universal proxy
card).    The
 Theodore B. Miller, Jr.
Boots Capital Management, LLC
April 5, 2024
Page 4
         preliminary proxy card does not appear to provide record holders of the Common Stock with instructions on how to vote by telephone or via the Internet. Please revise or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameTheodore B. Miller, Jr.                      Sincerely,
Comapany NameBoots Capital Management, LLC
                                                               Division of
Corporation Finance
April 5, 2024 Page 4                                           Office of
Mergers & Acquisitions
FirstName LastName